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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

DREAMS, INC.
(Name of Issuer)
Common Stock - No Par Value
(Title of Class of Securities)
261983 10 0
(CUSIP Number)
Steven D. Rubin
4400 Biscayne Boulevard
Miami, Florida 33137
(305) 575-6015
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 1, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	261983 10 0	Page	2	of	7 Pages

1	NAMES OF REPORTING PERSONS: THE FROST GROUP, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

FLORIDA

	7	SOLE VOTING POWER:

NUMBER OF		30,769,231

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		30,769,231

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

30,769,231

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.7%

14	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS):

OO

CUSIP No.	261983 10 0	Page	3	of	7 Pages

1	NAMES OF REPORTING PERSONS: FROST GAMMA INVESTMENT TRUST

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

FLORIDA

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		30,769,231

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

30,769,231

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

30,769,231

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.7%

14	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS):

OO

ATTACHMENT
CUSIP No. 261983 10 0
Item 1. Security and Issuer.
     This statement of beneficial ownership on Schedule 13D is filed with respect to the common stock, no par value (the “Common Stock”), of Dreams, Inc., a Utah corporation (the “Company”). The principal executive offices of Company are located at 2 South University Drive, Plantation, Florida, 33324.
Item 2. Identity and Background.
     This statement of beneficial ownership on Schedule 13D is being filed by The Frost Group, LLC, a Florida limited liability company (the “Frost Group”) and the Frost Gamma Investment Trust, a Florida trust (the “Gamma Trust,” and together with the Frost Group the “Reporting Parties”), pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”). The address of the Reporting Parties principal business and principal office is 4400 Biscayne Boulevard, 15th Floor, Miami, Florida 33137. The principal business of the Reporting Parties is the making and holding of investments in businesses, assets and securities.
     The Gamma Trust owns approximately 84% of the membership interests of the Frost Group. The sole trustee of the Gamma Trust is Phillip Frost, M.D. The sole beneficiary of the Gamma Trust is the Frost Gamma Limited Partnership.
     The following individuals serve the Reporting Parties in the stated capacities, and are hereinafter referred to as the “Affiliates.” Unless otherwise stated, the address of each of the Affiliates is 4400 Biscayne Boulevard, 15th Floor, Miami, Florida 33137.

Name	Citizenship	Principal Occupation and Employer Information
Phillip Frost, M.D.	United States
President and Chairman of the Frost Group
Chairman of Ladenburg Thalman Financial Services, Inc.
Vice Chairman of Teva Pharmaceuticals Industries, Ltd.
Member of the Board of Governors of the American Stock Exchange

Steven D. Rubin	United States	Vice President, Secretary and Director of the Frost Group
Subbarao Uppaluri	United States	Vice President, Treasurer, and Director of the Frost Group
Jane Hsiao	United States	Vice President and Director of the Frost Group
     Neither the Reporting Parties nor any of the Affiliates has been, during the past five years, (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which had the result of such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3. Source and Amount of Funds or Other Consideration.
     On November 1, 2006, the Frost Group acquired 30,769,231 shares of common stock of the Company from the Company for $2,000,000 pursuant to the terms of a Securities Purchase Agreement dated November 1, 2006 (the “SPA”).
Item 4. Purpose of Transaction.
     The Reporting Parties currently intend to hold the shares of Common Stock of the Company for investment purposes, and have no current intention to purchase additional shares of Common Stock, though the Reporting Parties may purchase or sell shares of the Common Stock of the Company from time to time in market or private transactions depending on market conditions. Other than as discussed herein, the Reporting Parties have no plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (iii) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board (other than as set forth below); (iv) any material change in the present capitalization or dividend policy of the Company; (v) any other material change in the Company’s business or corporate structure; (vi) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (vii) a class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of the Company’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (viii) any action similar to any of those enumerated above.
     The Company, pursuant to the SPA, has agreed to increase the size of its board by one seat, and to fill the vacancy with an individual designated by the Frost Group.
Item 5. Interest in Securities of the Issuer.
     (a) The Reporting Parties are the beneficial owner of 30,769,231 shares of the Common Stock of the Company, representing 14.7% of the issued and outstanding shares of Common Stock of the Company.
     (b) The Frost Group has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition, of 30,769,231 shares of the Common Stock of the Company. The Gamma Trust may be deemed to have the shared power to vote or to direct the vote, and the shared power to dispose or direct the disposition, of 30,769,231 shares of the Common Stock of the Company.
     (c) Not applicable.
     (d) Not applicable.

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     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     None.
Item 7. Material to be filed as an Exhibit.
*	Securities Purchase Agreement dated November 1, 2006 by and between Dreams, Inc. and The Frost Group, LLC.

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SIGNATURE
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned parties certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2006	THE FROST GROUP, LLC
/s/ Steven D. Rubin
	Name:	Steven D. Rubin
Its: Vice President

FROST GAMMA INVESTMENT TRUST
/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
Its: Trustee

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